UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gulf & Orient Steamship Company, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

402055 107

(CUSIP Number)

Robert N. Wilkinson, Esq.

Anderson Call & Wilkinson, P.C.

110 So. Regent Street, Suite 200

Salt Lake City, UT 84111

(801)-533-9645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Vincent C. Lombardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,550,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,550,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.35%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.       Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, no par value per share (the “Common Stock”), of Gulf & Orient Steamship Company, Ltd., a Colorado corporation (the “Company”), with its principal executive offices at 2560 Greensboro Drive, Reno, NV 89509.

Item 2.       Identity and Background

The following information is presented in response to this Item:

(a)  This Schedule 13D is filed by Vincent C. Lombardi.

(b)  The principal address of Vincent C. Lombardi is 979 Westcliff Lane, Reno, NV. 89523.

(c)  The principal occupation or employment of Mr. Lombardi is an Associate Professor and the address at which such employment is conducted is the University of Nevada, Reno 1664 N. Virginia Street MS 0320, Reno, NV 89557.

(d) During the last five years, Mr. Lombardi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Lombardi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lombardi is a citizen of the U.S.A.

Item 3.       Source and Amount of Funds or Other Consideration

On December 31, 2018, the Company entered into a Share Exchange Agreement with High Sierra Technologies, Inc., a Nevada corporation (“High Sierra”), and all of the Shareholders of High Sierra, pursuant to which the Company acquired 100% of the issued and outstanding shares of Common Stock of High Sierra.  The acquisition of High Sierra by the Company was successfully consummated on the same day, December 31, 2018.

Under the terms of the Share Exchange Agreement, a total of 15,433,025 shares of the Company’s restricted Common Stock were issued to the fifteen (15) High Sierra shareholders on a 1 for 1 share basis as consideration in an exchange for all 15,433,025 issued and outstanding shares of High Sierra Common Stock being transferred to the Company, making High Sierra a wholly owned subsidiary of the Company.

Mr. Lombardi who owned 7,783,025 shares of High Sierra’s issued and outstanding shares of Common Stock prior to the acquisition, received a total of 7,783,025 shares of the Company’s Common Stock in the exchange for his 7,783,025 High Sierra shares.

As part of the Closing of the acquisition, the Company’s then sole director, Michael Vardakis, appointed Vincent C. Lombardi to the Company’s Board of Directors.  Mr. Vardakis and Melissa Ladakis resigned their positions as officers of the Company.  Mr. Lombardi and Mr. Vardakis as the Board of Directors then elected Mr. Lombardi to serve as the Company’s CEO and President, and Gregg W. Koechlein to serve as the Company’s CFO, COO, Secretary and Treasurer.

The acquisition of High Sierra resulted in a change of control of the Company.

The Company is now engaged, through its subsidiary, High Sierra, in the business of licensing third parties to use High Sierra’s technology to reduce or eliminate the odor and flavor associated with cannabis and hemp.

Item 4.       Purpose of Transaction

See Item 3 above.

Item 5.       Interest in Securities of the Issuer

The following information is presented in response to this Item:

(a)  As of the date hereof, Mr. Lombardi owns 8,550,000 shares of Common Stock, representing approximately 42.35% of the shares of outstanding Common Stock of the Company (based on the 20,189,642 shares of Common Stock of the Company outstanding as of December 31, 2018, including amounts issued in connection with the acquisition of High Sierra, effective December 31, 2018.

(b)  Mr. Lombardi has the sole power to vote and dispose of the 8,550,000 shares of Common Stock of the Company beneficially owned by him.

(c)  Other than the transactions described herein, Mr. Lombardi has not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)  To the knowledge of Mr. Lombardi, no person other than Mr. Lombardi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Company that are beneficially owned directly, or deemed beneficially owned indirectly, by Mr. Lombardi.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Other than as may be described above, to the knowledge of Mr. Lombardi, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
VINCENT C. LOMBARDI

Dated: January 9, 2019	/s/ Vincent C. Lombardi
Name: Vincent C. Lombardi

SEC/1250